EXECUTION COPY
                             AMENDMENT NO. 1 TO THE



                          AGREEMENT AND PLAN OF MERGER



                                      among



                                   AT&T CORP.,



                                  WINSTON, INC.



                                       and



                        VANGUARD CELLULAR SYSTEMS, INC.,




                          Dated as of November 4, 1998





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                  This AMENDMENT NO. 1 to the Agreement and Plan of Merger (this
"Amendment No. 1") is entered into as of this 4th day of November, 1998 by and among AT&T Corp., a New York corporation ("Parent"), Winston, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company", and together with Parent and Merger Sub, the "Parties").

                  WHEREAS, the Parties have entered into an Agreement and Plan of Merger, dated as of October 2, 1998 (the "Original Merger Agreement" and, as amended by this Amendment No. 1, the "Merger Agreement");

                  WHEREAS, the Parties desire to make certain amendments to the Original Merger Agreement in contemplation of a proposed tender offer and consent solicitation for the Debentures;

                  WHEREAS, the Parties desire that, except as set forth herein, the Original Merger Agreement shall remain in full force and effect; and

                  WHEREAS, capitalized terms used herein and not defined herein shall have the respective meanings given in the Original Merger Agreement;

                  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

                   SECTION 1. Section 3.1(m) of the Original Merger Agreement is amended to add the words "and, if the Company makes the election in Section 5.9(2), NationsBanc Montgomey Securities LLC" to the end of the first sentence and to add the words ", and a true and complete copy of the engagement letter of NationsBanc Montgomery Securities LLC in the form attached to Schedule 5.9 shall have been delivered to Parent prior to the commencement of the Tender Offer if the Company makes the election in Section 5.9(2)".

                   SECTION 2. Section 3.1 of the Original Merger Agreement is amended to add the following:

                            (w)             Authority; No Conflicts.

                         (i) The Company has all requisite  corporate  power and
                       authority to execute and deliver Amendment No. 1 and to consummate the transactions contemplated by Amendment No. 1 (which shall include, for all purposes hereunder, without limitation, the making and consummation of the Tender Offer (as defined herein) and all transactions contemplated thereby, the making of the Deposit (as defined herein) and the execution, delivery and performance of the Supplemental Indenture (as defined herein)). The execution, delivery and performance of Amendment No. 1 and the consummation of the transactions contemplated by Amendment No. 1 have been duly authorized by the Board of Directors of the Company and all nec
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                       essary  corporate  action on the part of the  Company.
                       Amendment No. 1 has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.


                         (ii) The execution and delivery of Amendment No. 1 does
                       not and the consummation of the transactions contemplated by Amendment No. 1 will not cause or result in any Violation pursuant to: (A) any provision of the Organizational Documents of the Company or any of its Subsidiaries (B) (x) any Company Material Contract or (y) any other contract, agreement or binding obligation to which the Company or any Subsidiary is a party or to which any of its or their assets are bound or (C) any Law.

                         (iii) No consent,  waiver, permit,  approval,  order or
                       authorization of, or registration, declaration or filing with, any Governmental Entity (other than those which have been obtained or made) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of Amendment No. 1 by the Company or the consummation by the Company of the transactions contemplated by Amendment No. 1.


                         (iv) Upon execution and delivery by the Company and the
                       Trustee under the Indenture (the "Trustee") of the Supplemental Indenture in accordance with the Tender Offer, the Majority Covenants (as defined herein) will not apply to the Company or any of its affiliates. The Company has reviewed the Supplemental Indentures with its counsel, the Trustee and such Trustee's counsel, and is aware of no reason that, assuming receipt of the Requisite Consents (as defined herein), the Supplemental Indenture would not be executed by the Trustee.

                            (x) Tender Offer Matters.  The  consummation  of the
              transactions contemplated by Amendment No. 1 shall comply with all applicable laws including, without limitation, all federal and state securities laws. None of the offer to purchase or any of the related materials to be sent or delivered by the Company in connection with the Tender Offer shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they
              were  made,  not  misleading.   The  supplemental

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              indenture  (the
              "Supplemental Indenture") to be entered into in connection with the Tender Offer, upon execution by the Company and the Trustee, shall be valid and enforceable and in full force and effect, and neither the Company nor any of its Subsidiaries shall violate any provision of, or commit or fail to perform any act which, with or without notice, lapse of time, or both, could reasonably be expected to constitute a default under the provisions of, any such Supplemental Indenture.


                   SECTION 3. Section 5.9 of the Original Merger Agreement is amended and restated in its entirety to read as follows:

                  5.9 Debentures. (a) Subject to compliance with this Section 5.9, the Company may, at its election, commence a tender offer and consent solicitation (the "Tender Offer") to purchase the Company's outstanding 9 3/8% Debentures due 2006 (the "Debentures") on the terms and conditions set forth in Schedule 5.9 hereto, which shall effect the deletion of substantially all of the covenants in the related Indenture, dated as of April 1, 1996, as amended by the First Supplemental indenture thereto, dated as of April 1, 1996 (as so amended, the "Indenture"), which may be deleted therefrom with the consent (the "Requisite Consent") of a majority in principal amount of outstanding Debentures, as set forth in Schedule 5.9 (the "Majority Covenants").

                          (b) The Tender Offer shall be commenced as promptly as practicable following the date of Amendment No. 1, and, in any event, within three days following such date (the "Third Day"). Except as may be required by law, the Company shall not extend the consent date or expiration date of, or amend or waive any terms or conditions of, the Tender Offer, or deem any condition thereof not to be satisfied, without Parent's prior written consent (in its sole discretion), provided that, on any scheduled consent date under the Tender Offer prior to November 25, 1998, the Company may extend such consent date, for one business day, if on such consent date the Requisite Consent has not been received.

                          (c) All documentation delivered in connection with the Tender Offer shall be acceptable to Parent (in its sole discretion), and Parent shall be provided all such documentation sufficiently in advance of the anticipated date of use of such documentation to meaningfully review and comment on such documentation. The Company shall provide Parent with (i) opinions of North Carolina and New York counsel to the Company, addressed to both the Company and Parent, in form and substance satisfactory to Parent (in its sole discretion) and as set forth in Schedule 5.9 hereto respecting the commencement and consummation of the Tender Offer and the execution and delivery of the Supplemental Indenture and (ii) reliance letters permitting Parent and the Company to rely on any legal opinions or certificates delivered in connection therewith.

                          (d) If the Tender Offer is commenced (x) upon the receipt of the Requisite Consent, the Company shall execute and use its best efforts to cause the
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         Trustee  to  execute,  the  Supplemental
         Indenture at the Consent Time (as defined in the Tender Offer) and (y) upon the expiration of the period for tendering Debentures under the Tender Offer, if the conditions to consummation of the Tender Offer have been satisfied, the Company shall accept for payment and purchase all Debentures validly tendered thereunder and shall deliver such Debentures to the Trustee under the Indenture for cancellation.

                          (e) Promptly following the expiration of the period for tendering Debentures under the Tender Offer without Debentures being purchased thereunder, or upon the Third Day if the Tender Offer shall not have been commenced by such day, the Company shall make the deposit (the "Deposit") contemplated by Section 6.1A(1) of the Indenture and shall use its best efforts to satisfy all other conditions to the covenant defeasance provisions of Sections 6.1 and 6.1A of the Indenture so that such covenant defeasance shall become effective with respect to all Debentures as promptly as practicable thereafter.

                   SECTION 4. Section 6.2(k) of the Original Merger Agreement is amended and restated in its entirety to read as follows:

                            (k) Debentures. Either (i) all Debentures shall have been covenant defeased (and all conditions thereto satisfied) in accordance with the covenant defeasance provisions of Sections 6.1 and 6.1A of the Indenture or (ii) the Supplemental Indenture shall have become effective and the provisions thereof shall have become operative and the Majority Covenants shall no longer apply to or restrict the operations of the Company and its successors.

                   SECTION 5. Sections 7.2(f) and (g) of the Original Merger Agreement are amended and restated in their entirety to read as follows:

                   (f) If this  Agreement  is  terminated  pursuant  to  Section
         7.1(h) and the Company prior to the date of such termination consummated the Tender Offer, then Parent will pay the Company an amount equal to the product of (x) $3.5 million and (y) the percentage of outstanding Debentures purchased under the Tender Offer, plus all Company Expenses which may be owed pursuant to Section 7.2(c). If this Agreement is terminated pursuant to Section 7.1(h) and the Company prior to the date of such termination irrevocably made the Deposit pursuant to Section 5.9(e) hereof, then Parent will pay the Company an amount equal to $4.5 million.

                  (g) If this Agreement is terminated pursuant to Section 7.1(b) and the Company prior to the date of such termination consummated the Tender Offer, then Parent will pay the Company an amount equal to the product of (x) $1.75 million and (y) the percentage of outstanding Debentures purchased under the Tender Offer, plus all Company Expenses which may be owed pursuant to Section 7.2(c). If this Agreement is terminated pursuant to Section 7.1(b) and the Company prior to the date of such termination irrevocably made the Deposit pur
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         suant to Section
         5.9(e) hereof, then Parent will pay the Company an amount equal to $2.25 million.

                   SECTION 6. Except as set forth herein, the Original Merger Agreement shall remain in full force and effect. All references to "this Agreement" in the Original Merger Agreement shall be references to the Original Merger Agreement as amended pursuant to this Amendment No. 1.



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                  IN  WITNESS  WHEREOF,  the  parties  below  have  caused  this
Amendment No. 1 to be duly executed by persons duly authorized, all as of the date first written above.


                                      AT&T CORP.



                                      By: /s/Michael Berg
                                          ----------------
                                      Name:  Michael Berg
                                      Title: Assistant Secretary

                                      WINSTON, INC.


                                      By: /s/ David J. Pester
                                          -------------------
                                      Name:   David J. Pester
                                      Title:  Secretary


                                      VANGUARD CELLULAR SYSTEMS, INC.

                                      By: /s/ Richard C. Rowlenson
                                          ------------------------
                                      Name:   Richard C. Rowlenson
                                      Title:  Executive Vice President